August 8, 2007


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-3561

ATTN:  William Choi, Branch Chief

RE:   Form 10-KSB for the Fiscal Year Ended September 30, 2006;
      Forms 10-QSB for the Fiscal Quarters Ended December 31, 2006 and
        March 31, 2007;
      Comment Letter Dated May 21, 2007 and Response Letter Dated June 4, 2007; Comment Letter Dated June 21, 2007 and Response Letter Dated
        July 12, 2007;
      Supplement Response Letter Dated July 17, 2007;
      Comment Letter Dated August 2, 2007
      File No. 0-13757


Dear Mr. Choi:

We are in receipt of your follow-up letter dated August 2, 2007, with respect to the above-captioned filings and our response to the Staff's comment letter. The following addresses the Staff's comments as set forth in the August 2, 2007 letter.

With regard to our tax strategy involving the bulk sale of our appreciated inventory, the Staff requested:

        o "A detailed schedule summarizing the historical cost, market value and wholesale value of your inventory as of your most recent interim balance sheet date. In your analysis, detail for us how you would implement this tax strategy including, but not limited to, the nature of the specific inventory that would be subject to bulk sale, the names of potential buyers, the estimated amount of proceeds you expect to receive and associated estimated costs you expect to incur in a bulk sale.

        o A detailed inventory listing supporting the historical cost basis of the recorded amounts presented in the summary schedule requested above. Also provide copies of third party documents or any other documentation that corroborates the estimates included in your summary schedule."

For you information, we have 181,943 individual inventory items, with substantially all of them being unique, with a historical cost of $6,381,686.24. To reproduce a cost listing of every inventory item by signer would be a document 5,514 pages long. Exhibit "A" is an abstract of the first and last page of that report. Some items may be rather similar. For example, we may have two baseballs signed by a "Hall of Fame" player that are virtually identical except for the fact that one was signed during the player's rookie year and the other in the year of his retirement. Some of the items in our inventory we refer to internally as "multiples." "Multiples" as used in our value models designate similar items usually, but not always, acquired contemporaneously. To illustrate how our internal value tracking works,

Mr. William Choi
Securities and Exchange Commission
August 8, 2007
Page 2

we acquired 27 baseballs signed by a famous player who also added a quotation (like "it ain't over 'til it's over") to his signature on each ball. Our cost for the 27 baseballs was $1,800 ($67 per unit). We have subsequently sold 13 of the baseballs in multiple transactions for an aggregate $11,573 ($890 average per ball). Assuming the remaining 14 units have not appreciated further, the extrapolated estimated retail value of the remaining inventory items would approximate $12,500 as compared to a remaining historical cost of $935.

We have 55,588 "multiples" in our inventory, or approximately 30% of our inventory items, that were bought in lots of 25 items or more. Based on 5,166 items sold, we estimate the retail value of the remaining "multiples" to be approximately $21,637,000 (more than 15 times our original cost) (Exhibit "B"). We would need to sell only 50% of the "multiples" to another dealer(s) at a 57% discount from retail for the gain to be sufficient (after all costs including implementation costs, which are estimated not to be material) to realize our net deferred tax asset of $1,339,000, and we would still have over 150,000 items in our inventory to continue operating under our present business model.

          Retail value of "multiples"                 $21,637,000

          50% of the "multiples"                       10,818,500

          Wholesale value at 57% discount from retail   4,652,000

          Less historical cost                            650,000

          Gain on bulk sale(s)                          4,002,000

          Deferred tax asset realized at 34%            1,360,700

To illustrate further, we prepared for your consideration an analysis of our top 100 signers (Exhibit "C"), excluding signers that are no longer in our inventory or have yet to be offered for sale. These signers currently account for approximately 29,266 inventory items (16% of our inventory). This wide selection of signers includes popular names ranging from George Washington
(8 remaining inventory items) to the Three Stooges (19 remaining inventory items). Based on 10,086 items sold, we estimate the retail value of the documents associated with these 100 signers remaining in our inventory to be approximate $33,806,000 ($1,155 per item).

The point is this, even after allowing for a high margin of error in our analysis, we believe it clearly is more likely than not that we would realize our net deferred tax asset of only $1,339,000 (which has remained unchanged for several years) if our strategy of bulk selling a portion of our appreciated inventory was implemented.

Potential buyers include other dealers and individual collectors. See Exhibit "D" for a list of dealers that are members of Universal Autograph Collectors Club and a supplemental list of some other dealers from our files.

We would implement this strategy, if deemed necessary to protect carryforwards from expiring (or to provided needed cash flow to the Company), through high


Mr. William Choi
Securities and Exchange Commission
August 8, 2007
Page 3

level direct sales calls to dealers and known collectors of selected categories of documents. No additional personnel costs or other significant disposal costs would be incurred to implement this strategy. There would be no commissions associated with privately negotiated transactions, prospective buyers would travel to our facilities to inspect the items, and any other selling costs would also be nominal.

Because each of our over 181,000 inventory items is unique, even those described above as "multiples" (although to a lesser extent), it therefore is not practical to prepare for the Staff retail and wholesale value estimates for each item individually and / or all of the possible combination of items that could be bundled and sold in bulk. We continue to believe firmly that our conclusions are supported convincingly by the relevant accounting literature and underlying facts as previously articulated.



With regard to our tax strategy involving the sale of our appreciated real property consisting of a 40,000 square-foot office / retail building on 1.7 acres of land located in Las Vegas, Nevada, the Staff requested the following:

        o A calculation of the capital gain you expect to realize upon implementation of this strategy. In your calculation, clearly detail the historical cost, accumulated depreciation and estimate of the fair market value as of the most recent interim balance sheet date. Also explain the nature and accounts of the estimated cost you expect to incur to implement this strategy; and

        o A copy of the property appraisal obtained in August 2005 that you referenced in your response letter dated July 12, 2007. Also provide us with a copy of the most recent tax assessments of this real property.

The estimated gain upon implementation of this strategy, using the August 2005 appraised value is as follows:

           Appraised value (Exhibit "E")                $5,450,000
                                                         ---------
           Cost
             Land                                          580,000
             Improvements                                1,496,000
             Accumulated depreciation                   (1,033,000)
             Estimated selling costs at 7%                 381,500
                                                         ---------
           Total                                         1,424,500
                                                         ---------
           Gain                                         $4,025,500
                                                         =========

           Deferred tax asset realized at 34%           $1,368,700
                                                         =========



Mr. William Choi
Securities and Exchange Commission
August 8, 2007
Page 4

Based in part on recent discussions with multiple real estate brokers, we have substantial reason to believe that the value of the property is considerable higher today than it was appraised for in August 2005, and we are considering obtaining a current appraisal. However, using the likely lower 2005 value, the gain would still be sufficient to realize the recorded deferred tax asset of $1,339,000.

To implement this strategy, if deemed necessary to protect carryforwards from expiring (or to provided needed cash flow to the Company), we would list the property with a real estate broker at a negotiated commission rate of approximately 5%. The cost to move our office furniture and storage units to a new warehouse location would not be significant and would likly be covered by landlord / tenant allowances. Our inventory items would be moved by our current staff appropriately trained in the proper care of historical documents at no incremental cost to the Company.

The assessed value of the real estate is $1,109,240 based on our most recent tax assessment notice (Exhibit "F"). To convert the assessed value to a "modified replacement cost value" (required by Nevada Revised Statutes), the above assessed value would be divided by 35% to arrive at a "modified replacement cost value" of $3,169,257. This "modified replacement cost value" rarely approximates the market value of any subject property because it ignores the other approaches to value that a licensed real estate appraiser must consider when preparing an appraisal in compliance with the Uniform Standards of Professional Appraisal Practice, and the market value is most frequently higher for a variety of reasons. First, the land in the area is "mass" appraised, not valued parcel by parcel. As a result, the value of specific parcels could vary materially. Second, it is widely accepted that the Nevada "modified replacement cost value" assigned to improvements is approximately 80% of a what a certified appraiser would estimate using typical depreciated replacement cost techniques because certain "soft costs" are not included in the statutory calculation and the government assessors are required to use one specific replacement cost guide which may or not be most appropriate in the subject circumstances. As a practical matter, the cost approach to value is frequently the least relied upon approach to value, even without the statutory modifications.

We continue to believe firmly that, if either of our two tax strategies were implemented, it is more likely than not that we would realize our net deferred tax asset of only $1,339,000. Further, there is no reason we could not consider some combination of the two strategies if necessary to protect carryforwards from expiring (or to provided needed cash flow to the Company).

We trust that the foregoing is responsive to the Staff's concerns. Because of the limitations in the Edgar system, our Exhibit PDF files would not transmit. We will Federal Express a copy of this letter along with the referenced Exhibits A through F.


Sincerely,
Rod Lynam
---------
Rod Lynam
Treasurer